

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-Mail
Kyung-taek Shin
Sang Hun Kim
The Export-Import Bank of Korea
460 Park Avenue, 8th Floor
New York, NY 10022

Suk-Kwon Na
The Republic of Korea
335 East 45th Street
New York, NY 10017

> **Re: The Export-Import Bank of Korea**
> **The Republic of Korea**
> **Post-Effective Amendment No. 5 to**
> **Registration Statement under Schedule B**
> **File No. 333-180273**
> **Filed June 13, 2014**

Dear Sirs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update all statistics to provide the most recent data available.

Overview, page 3

2. Please advise us why the amount stated as KEXIM's authorized capital by the Government's January 2014 amendments to the KEXIM Act on page 3 does not agree with the amount stated on page 5.

Selected Financial Statement Data, 2013, page 8

3. Please discuss the reasons for the sales of your equity interests that you describe as principle factors for the decrease in net income in 2013 compared to 2012.

Asset Quality, page 16

4. Please discuss the reasons for the significant increase in sub-standard loan amounts between 2012 and 2013 that you describe in the table under Asset Classifications.

Sources of Funding, page 21

5. We note disclosure here and on page 3 that one of the primary ways you obtain funds is from borrowings from the Government and governmental agencies. The third paragraph in this section indicates that those borrowings have been substantially reduced. Please revise the disclosure on funds received from the Government to reflect the current form of these contributions.

Financial Statements and the Auditors, page 38

6. We note that you state the present Auditor who is responsible for examining your financial operations and auditing your financial statements and records was appointed for a three-year term on April 13, 2011. Please confirm that Sun-Young Bae is still your present Auditor.

Government and Politics, page 163

7. To the extent material, please discuss any material effect of the resignation of Prime Minister Chung Hong-won on the Export-Import Bank of Korea and the Republic of Korea.

The Economy, page 166

8. In an appropriate location, please discuss the Republic's growing household debt, slowing internal demand, and ageing population to the extent that these factors have had or are expected to have a material effect on the economy.

Gross Domestic Product, page 170

9. Please consider including a table that presents selected economic data for the Republic, such as GDP at current and chained prices, unemployment, inflation, public finance, trade data, and public debt information. With respect to indebtedness, please present internal and external indebtedness as a percentage of GDP.

Industrial Sectors, page 174

10. In the narrative discussions of each sector, please discuss the underlying reasons for material changes from year-to-year.

Electricity and Gas, page 177

11. Please discuss the Republic's policy shift to reduce reliance on nuclear power, as well as its approval of a $7 billion project to build two nuclear power plants.

Prices, Wages and Employment, page 178

12. Please present employment data by economic sector. Also consider disclosing employment data by gender.

Balance of Payments and Foreign Trade, page 188

13. Please include information on the percentage of GDP that consists of imports and exports for the past five years.

Trade Balance, page 191

14. Please discuss the primary reasons for material changes in exports and imports.

15. To the extent material, describe the free trade agreements that the Republic has entered into or that are pending with jurisdictions other than the United States and the European Union.

Foreign Currency Reserves, page 195

16. Please clarify whether the Republic's foreign currency reserves include any nonconvertible currencies.

17. Please update the disclosure beneath the table to discuss periods in addition to 2007, 2008 and 2014.

18. As appropriate, please discuss projections of the won's appreciation against the US dollar and the Japanese yen and any material effect the projected appreciation is expected to have on exports and imports.

Government Finance, page 195

19. Please expand the discussion of the budget to disclose revenues and expenditures by categories and the amounts allocated to each.

Debt, page 197

20. Please identify the government body that administers the national debt.

Legal Matters, page 224

21. It does not appear that you have filed updated legal opinions in connection with debt takedowns. Please advise us whether this is consistent with Section II.B.2.a of Staff Legal Bulletin 19 (October 14, 2011).

Experts, page 224

22. Please remove the limitation included in this paragraph, the auditor's consent and the auditor's report indicating that the auditor's report and accompanying separate financial statement are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Exhibit H

23. Please confirm that you have filed the final version of the Export-Import Bank of Korea Act. Article 4 of the KEXIM Act filed on April 15, 2014 appears to include the incorrect amount of authorized capital, which does not agree with the parenthetical included in the Act.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/Ellie Quarles

Ellie Quarles
Special Counsel

cc: Jinduk Han, Esq.
       Cleary Gottlieb Steen & Hamilton LLP